Exhibit 99.1

Nam Tai Property Announces Court Order Freezing the

Bank Accounts and Assets of Former Executives Wang

Jiabiao and Zhang Yu

Qianhai Court Previously Ordered That Mr. Wang and Ms. Zhang – Who Have Long-Standing Ties to

Kaisa Group – Were Prohibited from Using Corporate Chops and Business Licenses

SHENZHEN, China—(BUSINESS WIRE)--Nam Tai Property Inc. (NYSE: NTP) (“Nam Tai” or the “Company”) today announced that the Shenzhen Qianhai Cooperation Zone People’s Court (the “Court”) has granted its subsidiary’s request to freeze the bank accounts and assets of Wang Jiabiao and Zhang Yu, who were terminated by the Company’s reconstituted Board of Directors (the “Board”) in the fourth quarter of 2021. This follows the Court’s recent order that prohibited Mr. Wang and Ms. Zhang from using the corporate chops and business licenses of Nam Tai Investment (Shenzhen) Co., Ltd. (“Nam Tai Investment”), a wholly owned indirect subsidiary of the Company, during ongoing litigation. Mr. Wang and Ms. Zhang, who are long-standing affiliates of Kaisa Group Holdings Limited (collectively with its affiliates, “Kaisa”) and have spent the last several months purporting to represent Nam Tai Investment, are restricted from dissipating assets of Nam Tai Investment and entering into new corporate arrangements on behalf of Nam Tai Investment.

Michael Cricenti, Nam Tai’s Chairman, commented:

“We are pleased to continue making progress and sustaining momentum with our legal strategy. By obtaining this Court order, we have made it more difficult for Mr. Wang and Ms. Zhang to meddle in Nam Tai’s affairs and undermine local stability. Our plan is to continue aggressively pursuing claims against Mr. Wang, Ms. Zhang and Kaisa, while also engaging in good faith discussions with policymakers to demonstrate our commitment to making long-term investments across mainland China. Our Board will continue to do everything in its power to obtain on-shore control and achieve sustained value for stakeholders.”

Forward-Looking Statements

Certain statements included in this announcement, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “might”, “can”, “could”, “will”, “would”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “plan”, “seek”, or “timetable”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. Such forward-looking statements include, among other things, statements regarding the anticipated effects of the order, the Company’s plans and expectations with respect to litigation and regulatory actions in the process to gain on-shore control, its ability to gain on-shore control, and its ability to achieve sustained value for stakeholders. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectations, including, among other things, the future actions of Mr. Wang and Ms. Zhang, the Company’s success with respect to its litigation and regulatory actions, other impediments to gaining on-shore control, timing of gaining on-

shore control and general market conditions in the real estate sector. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this announcement or those that might reflect the occurrence of unanticipated events.

About Nam Tai Property

Nam Tai Property Inc. is an owner-operator of commercial real estate projects across China. The Company currently maintains two industrial complex projects, with one in Guangming, Shenzhen and one in Bao’an, Shenzhen. Learn more about the Company’s portfolio and strategic priorities by emailing our investor relations team or visiting Weibo: https://weibo.com/u/7755634761.

Contacts

For Shareholders:

Longacre Square Partners

Greg Marose / Ashley Areopagita, 646-386-0091

ntp@longacresquare.com